UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

BioLexis Pte. Ltd.

36 Robinson Road

#13-01 City House

Singapore, 068877

Attn: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP

300 West 6th Street, Suite 2250

Austin, Texas 78701

Attn: J. Russel Denton

(512) 647-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BioLexis Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 50,965,058
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 50,965,058
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,965,058
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (1)
14.	TYPE OF REPORTING PERSON IV

(1)	This percentage is calculated based upon 162,183,109 Shares outstanding after giving effect to the Offering (as defined below), based on information provided by Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”). “Shares” means shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer.

1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 63,016,003
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 63,016,003
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,016,003
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6% (1)
14.		TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 162,183,109 Shares outstanding after giving effect to the Offering, based on information provided by the Issuer, plus 1,230,315 Shares underlying the Warrants (as defined below) issued to GMS Ventures and Investments (“GMS Ventures”).

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 50,965,058
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 50,965,058
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,965,058
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 162,183,109 Shares outstanding after giving effect to the Offering, based on information provided by the Issuer.

1.	Names of Reporting Persons GMS Ventures and Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,050,945 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,050,945 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,050,945 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes warrants (the “Warrants”) to purchase up to an aggregate of 1,230,315 Shares.

(2)	This percentage is calculated based upon 162,183,109 Shares outstanding after giving effect to the Offering, based on information provided by the Issuer, plus 1,230,315 Shares underlying the Warrants.

This Amendment No. 13 (“Amendment No. 13”) to Schedule 13D supplements and amends the statement on Schedule 13D of BioLexis Pte. Ltd. (formerly known as GMS Tenshi Holdings Pte. Limited), a Singapore private limited company (“BioLexis”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017, and amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019, April 17, 2019, June 19, 2019, December 30, 2019, January 31, 2020, February 27, 2020 and March 24, 2020 respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 13, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 13 to report the purchase by GMS Ventures, of an aggregate of 8,360,000 Shares in the Offering (as defined below).

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

The source of funds for the Share Purchase (as defined below) was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following after the last paragraph:

On January 28, 2021, the Issuer announced the sale of an aggregate of 35,000,000 Shares (not including an additional 5,250,000 Shares that may be sold to the underwriter upon full exercise of the underwriter’s over-allotment option) (the “Offering”) to H.C. Wainwright & Co., LLC, as the underwriter and sole book-running manager in a firm commitment underwritten offering. GMS Ventures purchased 8,360,000 shares of Common Stock for an aggregate purchase price of $8.36 million (the “Share Purchase”) in the Offering at the public offering price of $1.00 per share. The Offering closed on February 2, 2021.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)

The aggregate percentage of Shares reported owned by each Reporting Person named herein is based upon 162,183,109 Shares outstanding based on information provided by the Issuer.

A.	BioLexis

(a)	As of the date hereof, BioLexis directly owns a total of 50,965,058 Shares. This represents approximately 31.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,965,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,965,058

B.	Sukhtian

(a)	Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Pharma, which in turn is a 50% owner of BioLexis. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by BioLexis for purposes of Rule 13d-3 under the Exchange Act. In addition, GMS Holdings is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 38.6% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,016,003
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 63,016,003

C.	Kumar

(a)	Kumar is the holder of a controlling interest in Tenshi, which is a 50% owner of BioLexis. By virtue of such relationship, Kumar may be deemed to beneficially own the shares held by BioLexis for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 31.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,965,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,965,058

D.	GMS Ventures

(a)	As of the date hereof, GMS Ventures directly owns 10,820,630 Shares and warrants to purchase 1,230,315 Shares, representing a total of 12,050,945 Shares directly owned by GMS Ventures. This represents approximately 7.4% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,050,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,050,945

(c)	The description of the Share Purchase in Item 4 is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among BioLexis Pte. Limited, Ghiath M. Sukhtian, Arun Kumar Pillai, and GMS Ventures and Investments, dated February 2, 2021.

2.	Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Outlook Therapeutics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.	Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Outlook Therapeutics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.	Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.	Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

7.	Exchange Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

8.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

9.	Purchase Agreement by and between the Issuer and BioLexis, dated November 5, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

10.	Third Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).
11.

Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

12.

Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

13.	Amendment to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
14.	Agreement to Amend Series A-1 Convertible Preferred (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).
15.	Power of Attorney by BioLexis Pte. Ltd. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by the BioLexis Pte. Ltd. with the SEC on January 29, 2020).
16.	Power of Attorney by Arun Kumar Pillai dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Arun Kumar Pillai with the SEC on January 29, 2020).
17.	Power of Attorney by Ghiath M. Sukhtian. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).
18.	Securities Purchase Agreement by and between the Issuer and GMS Ventures and Investments, dated February 24, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 24, 2020).

19	Fourth Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 24, 2020).

20.	Power of Attorney by GMS Ventures and Investments. dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

BioLexis Pte. Ltd.

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Arun Kumar Pillai

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

GMS Ventures and Investments

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact